Filed Pursuant to Rule 433

Registration Nos. 333-180020

333-180020-01

333-180020-02

Prudential Financial, Inc.

¥33,000,000,000 3.1045% Medium-Term Notes, Series D

Due December 18, 2032

Final Term Sheet, December 13, 2012

Issuer	Prudential Financial, Inc.

Ratings*	Baa2 (positive) (Moody’s) /A (stable) (S&P) / BBB+ (stable) (Fitch)

Security	Medium-Term Notes, Series D

Trade Date	December 13, 2012

Settlement Date (T+3 days)	December 18, 2012

Maturity Date	December 18, 2032

Principal Amount	¥33,000,000,000

Price to Investor	100%

Net Proceeds (before expenses)	¥33,000,000,000

Use of Proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes.

Pricing Benchmark	20 Year Yen swap rate, 1.6050%

Spread to Benchmark	+ 149.95 basis points

Coupon	3.1045% per annum

Interest Payment Dates	Semi-annually on June 18 and December 18 of each year, commencing on June 18, 2013 and ending on the Maturity Date.

Day Count Fraction	The amount of interest payable for any interest period will be computed on the basis of a 365-day year and the actual number of days elapsed.

Agent	Prudential Investment Management Services LLC

CUSIP Number	74432QBV6

Reports and Events of Default	The indenture, to the extent relating to these notes, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that we may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after we have filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, we may have a separate obligation to file with the trustee documents or reports we are required to file with the SEC. Our failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of our obligations under these notes will not be a remedy for our failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of our notes, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for our failure to file documents or reports with the trustee.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in these notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated March 9, 2012 and the related prospectus dated March 9, 2012.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Prudential Investment Management Services LLC collect at 973-802-7135.